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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  [X] Form 10-K

                       For the Year Ended December 2, 2001

                           Commission File No. 1-10226

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Part I - Registrant Information
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                            THE ROWE COMPANIES, INC.
             (Exact name of registrant as specified in its charter)


                Nevada                                   54-0458563
    (State or other jurisdiction of                   (I.R.S. Employer
      incorporation or organization)                Identification Number)

1650 Tysons Boulevard, Suite 710, McLean, Virginia                      22102
    (Address of principal executive offices)                          (Zip Code)

       Registrant's telephone number, including area code: (703) 847-8670



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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification related to a portion of the filing checked above, identify the items(s) to which notification relates:

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Part II-Rule12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) the reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 ( c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The completion of the company's audited financial statements for the year ended December 2, 2001 was delayed pending resolution of the financing arrangements with its existing lending institutions and new lending institutions to refinance the Company's short-term borrowings, revolving bank loans and debentures.

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Part IV - Other Information
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(1)     Name and telephone number of person to contact in regard to this notification: Michael M. Thurmond - 703-847-8670

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

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        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company intends to report a loss of ($6,189,000) in fiscal 2001 compared to net earnings of $3,544,000 in fiscal 2000 due to declining shipments, lower gross margins, the Homelife bankruptcy write-off, higher interest charges and losses in 2000 from our discontinued Wexford subsidiary.

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                               THE ROWE COMPANIES
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 5, 2002        By: /s/ Michael M. Thurmond
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                                Chief Financial Officer and Secretary-Treasurer